Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, October 25, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the second quarter ended September 30, 2012 on the evening of October 31, 2012 after market close.  Following the release of second quarter results, NAEP will hold a conference call and webcast on Thursday, November 1, 2012 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through December 1, 2012 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 402989

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=170077

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
General Manager, Corporate Development & Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca